Exhibit 5.1

[NORTHWESTERN CORPORATION LETTERHEAD]

April 25, 2012

NorthWestern Corporation 3010 West 69th Street Sioux Falls, South Dakota 57108

Re:	Up to $100,000,000 of Shares of Common Stock of NorthWestern Corporation

Ladies and Gentlemen:

I am the Senior Corporate Counsel and Corporate Secretary of NorthWestern Corporation, a Delaware corporation (the “Company”), and in such capacity I have acted as counsel to the Company in connection with the issuance and sale from time to time of shares of the Company’s common stock, par value $0.01 per share, having an aggregate gross sales price of up to $100,000,000 (the “Shares”), through or to UBS Securities LLC (the “Manager”), pursuant to the Equity Distribution Agreement, dated as of April 25, 2012 (the “Distribution Agreement”), by and between the Company and the Manager.  The Shares are being offered pursuant to the Registration Statement on Form S-3 (File No. 333-179568) (the “Registration Statement”).

In connection with the opinion expressed herein, I have examined such documents, records and matters of law as I have deemed relevant or necessary for purposes of such opinion, including the Registration Statement, and the corporate action taken and to be taken in connection with the issuance of the Shares (the “Corporate Proceedings”).  Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, I am of the opinion that the Shares have been authorized by all necessary corporate action of the Company and, when issued and delivered pursuant to the terms of the Distribution Agreement against payment of the consideration therefor as provided therein, will be validly issued, fully paid and nonassessable.

The issuance of the Shares requires the approval of each of the Federal Energy Regulatory Commission (the “FERC”) and the Montana Public Service Commission (the “MPSC”).  The Company has currently effective approvals for the issuance of the Shares from each of the FERC and the MPSC; however, each of these approvals is effective only through a specified expiration date.  In rendering the foregoing opinion, I have assumed that following the applicable expiration dates, the Company will receive additional approvals from the FERC and the MPSC relating to the issuance of the Shares.

The foregoing opinion assumes that at the time of delivery of the Shares, the Corporate Proceedings related thereto will not have been modified or rescinded and the issuance and sale of the Shares will not violate any issuance limitation in the Corporate Proceedings.

NorthWestern Corporation
April 25, 2012
Page | 2

I hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference with respect to this opinion under the caption “Legal Opinions” in the prospectus constituting a part of the Registration Statement.  In giving such consent, I do not thereby admit that I am included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,
/s/ Timothy P. Olson
Timothy P. Olson